UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Zhonghan (John) Deng Zhaowei (Kevin) Jin 15/F Shining Tower No. 35 Xueyuan Road Haidian District, Beijing 100083 People’s Republic of China	Shengda Zan Room 906, Bank of Shanghai Tower 168 Middle Yincheng Road, Shanghai People’s Republic of China

With copies to:

Steven Liu, Esq.

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Zhonghan (John) Deng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,969,560 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,969,560 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,969,560 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON IN

(1) This amount includes (a) 4,453,192 ordinary shares, (b) 15,000 American Depositary Shares (ADSs), representing 60,000 ordinary shares and (c) options to purchase 6,456,368 ordinary shares within 60 days of June 22, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Beijing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,513,192 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,513,192 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,192 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) This amount includes (a) 4,453,192 ordinary shares and (b) 15,000 ADSs, representing 60,000 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Zhaowei (Kevin) Jin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,285,471 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,285,471 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,471 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This amount includes (a) 1,391,851 ordinary shares, (b) 100,000 American Depositary Shares (ADSs), representing 400,000 ordinary shares and (c) options to purchase 2,493,620 ordinary shares within 60 days of June 22, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Shenzhen Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,791,851 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,791,851 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,851 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) This amount includes (a) 1,391,851 ordinary shares and (b) 100,000 ADSs, representing 400,000 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Shengda Zan (“Mr. Zan”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,530,000 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,530,000 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,530,000 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This amount includes (i) 31,250,000 Ordinary Shares held by Alpha Spring Limited (“Alpha Spring”); and (ii) 4,280,000 Ordinary Shares in form of 1,070,000 ADSs directly held by Alpha Spring. Alpha Spring is wholly-owned by Nantong Zongyi Investment Co., Ltd. (“Nantong Zongyi”). Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. Pursuant to Section 13(d) of the Act, each of Nantong Zongyi and Mr. Zan may be deemed to have the sole voting and dispositive powers with respect to the Ordinary Shares held by Alpha Spring.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Zhonghan (John) Deng (“Mr. Deng”), Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin (“Mr. Jin”), Vimicro Shenzhen Corporation and Mr. Shengda Zan (collectively, the “Reporting Persons”, and each a “Reporting Person”), with respect to Vimicro International Corporation (the “Company” or “Issuer”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The ordinary shares of the Issuer described herein beneficially owned by Mr. Deng and Mr. Jin were previously reported on the Schedule 13D filed on June 25, 2015 (as amended). The ordinary shares of the Issuer described herein beneficially owned by Mr. Zan were previously reported on his Schedule 13D filed on June 30, 2015.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer are listed on the NASDAQ Global Market under the symbol “VIMC.” The address of the principal executive office of the Company is 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China (the “PRC”).

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Deng is chairman of the board of directors and chief executive officer of the Company. The business address of Mr. Deng is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Mr. Deng is a citizen of the PRC.

Vimicro Beijing Corporation is principally an investment holding vehicle. Vimicro Beijing Corporation is a British Virgin Islands company wholly-owned by Golden Hill Assets Limited, which is wholly-owned by Universal Finance Investment Limited, of which Mr. Deng is the sole shareholder. The business address of Vimicro Beijing Corporation is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC.

Mr. Jin is a director and co-chief executive officer of the Company. The business address of Mr. Jin is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Mr. Jin is a citizen of the PRC.

Vimicro Shenzhen Corporation is principally an investment holding vehicle. Vimicro Shenzhen Corporation is a British Virgin Islands company wholly-owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder. The business address of Vimicro Shenzhen Corporation is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. Nantong Zongyi is mainly engaged in the equity investment business incorporated in the PRC. The principal business office for Mr. Zan is Room 906, Bank of Shanghai Tower, 168 Middle Yincheng Road, Shanghai, China.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

On June 21, 2015, Mr. Deng and Mr. Jin submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Mr. Deng and Mr. Jin proposed to acquire all outstanding Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$3.375 per Ordinary Share, or US$13.50 per ADS, in cash (the “Proposed Transaction”). Mr. Deng and Mr. Jin indicated in the Proposal that they intend to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.

Mr. Deng and Mr. Jin indicated in the Proposal that they are prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for provisions typical for transactions of this type. The Proposal also indicated that no binding obligation on the part of the Company or Mr. Deng and Mr. Jin shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

On August 5, 2015, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium shall, with Mr. Deng’s and Mr. Jin’s assistance and cooperation, (a) undertake due diligence with respect to the Issuer and its business; (b) engage in discussions with the Issuer regarding the Proposal; and (c) negotiate in good faith the terms of definitive documentation in respect of the Proposed Transaction, including, without limitation, the Merger Agreement (as defined in the Consortium Agreement). The Consortium Members further agreed to incorporate a new company under the laws of the Cayman Islands (“Holdco”) and to cause Holdco to form a direct, wholly-owned subsidiary under the laws of the Cayman Islands (“Acquisition Company”) to undertake the Proposed Transaction and to negotiate in good faith to reach agreement on the ownership percentage in the Holdco, the terms of the memorandum and articles of association of the acquisition vehicles and the terms of a shareholders agreement that would, among other things, govern the relationship of the shareholders in the Holdco following the closing. The Consortium Agreement also contains provisions with respect to the obligation on Consortium Members to notify other Consortium Members in the event of a competing proposal, limits on additional intra-consortium agreements that prejudices a Consortium Member, sharing of fees and expenses and Consortium Members, appointment of advisors and confidentiality obligations.

The descriptions of the Proposal and the Consortium Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal and the Consortium Agreement, which are attached hereto as Exhibit 7.02 and Exhibit 7.03, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 123,679,294 Ordinary Shares outstanding as of June 30, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Consortium may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of August 17, 2015.

Exhibit 7.02	Proposal Letter from Mr. Deng and Mr. Jin to the Company’s board of directors, dated as of June 21, 2015.

Exhibit 7.03:	Consortium Agreement dated August 5, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2015

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director

SHENGDA ZAN

By:	/s/ Shengda Zan